FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement released to The Stock Exchange of Hong Kong Limited on 13 July 2012 pursuant to rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

HSBC HOLDINGS PLC
BLOCK LISTING

Application has been made to the Financial Services Authority and the London Stock Exchange for a block listing of 70,000,000 Ordinary Shares of US$0.50 each for issue under the Employee SAYE Plan, to be admitted to the Official List and to trading upon issue.  The issue of new Ordinary Shares will create additional core tier 1 capital for HSBC Holdings plc.

The new Ordinary Shares will rank pari passu with the existing issued Ordinary Shares of the Company.

R G Barber
Group Company Secretary
16 July 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 16 July 2012